04019710

80 6/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36138

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2003 (MM/DD/YY) AND ENDING 04/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OAK TREE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 CITRUS CIRCLE
(No. and Street)

WALNUT CREEK (City) CA (State) 94598 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JUN 29 2004 WASH., D.C. 179

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. PIERCE BROWMELL, CPA (415)491-6400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. PIERCE BROWNELL, CPA
(Name — *if individual, state last, first, middle name*)

7 MT. LASSEN DR. #D-254 (Address) SAN RAFAEL, (City) CA (State) 94903 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel M Quesada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Tree Securities, Inc., as of April 30, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

K. PETTERSEN
Commission # 1405841
Notary Public - California
Contra Costa County
My Comm. Expires Mar 17, 2007

[Signature]
Signature

PRESIDENT
Title

K. Pettersen
Notary Public

Subscribed and sworn to before me K. Pettersen by Daniel Martinez Quesada at Walnut Creek on this 28th day of June, 2004.
My Commission Expires March 17th 2007

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Reconciliation of Company's net capital computation to these statements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. PIERCE BROWNELL
Certified Public Accountant

OAK TREE SECURITIES, INC.

TABLE OF CONTENTS

MEMBER, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Oak Tree Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the balance sheet of Oak Tree Securities, Inc. as of April 30, 2004 and the related statements of net income and changes in retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2004 and results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States.

My audit has been performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

This report is intended solely for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

V. Pierce Brownell

San Rafael, CA
June 23, 2004

OAK TREEE SECURITIES, INC.
BALANCE SHEET
APRIL 30, 2004

ASSETS

Cash in bank and savings account	26,496	
Cash in brokerage firm	14,626	
Prepaid expense	500	
Concessions & commissions receivable	82,760	
Non-marketable security	1,875	
Deferred tax benefit	3,237	
Fixed Assets-Computer, phone and		
office equipment	13,683	
(Less) Accumulated depreciation	(13,389)	
NASDAQ Stock Market stock subscribed	23,200	
Subscribed stock of others	(23,200)	
TOTAL ASSETS		**129,788**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

	5,000	
Legal fees payable	73,934	
Commissions/concessions payable	11,298	
Other payables		
		90,232
TOTAL LIABILITIES		

STOCKHOLDERS' EQUITY

Common Stock: Class A 100,000		
shares authorized 1,000 outstanding	100	
Class B 100,000		
shares authorized 400 and 360 outstanding	12,186	
Paid-in capital	19,225	
Retained Earnings-Per Exhibit B	8,045	
TOTAL STOCKHOLDERS' EQUITY		
Per Exhibit D		**39,556**
TOTAL LIABILITIES AND		
STOCKHOLDERS' EQUITY		**129,788**

Exhibit A

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
STATEMENT OF LOSS
AND CHANGES IN RETAINED EARNINGS
FOR YEAR ENDED APRIL 30, 2004

REVENUES		
Concession and commission income	1,082,703	
Advisory fees	34,506	
Interest	522	
Unrealized (loss) on NASDAQ Stock	(122)	
Other income including excess reimbursements	557	
TOTAL REVENUE		**1,118,166**
LESS EXPENSES		
Concession & commission expense	1,017,656	
Depreciation	647	
Operating expenses:		
Bank service charges	120	
Insurance	2,092	
Professional services	25,896	
Office supplies	4,229	
Management fee	12,000	
Secretary and receptionist	52,970	
Postage, delivery, priniting & copying	4,144	
Rent	15,081	
Satellite and phone service	1,323	
Dues and other expenses	1,500	
Travel	272	
Education expense	1,084	
TOTAL EXPENSES		**1,139,014**
(LOSS) BEFORE INCOME TAXES		**(20,848)**
LESS INCOME TAXES:		
Per federal and state income tax returns	800	
Deferred taxes	(2,865)	
TOTAL INCOME TAXES		**(2,065)**
(LOSS)		**(18,783)**
Add: Retained Earnings, May 1, 2003-Per Schedule 4		26,828
RETAINED EARNINGS, April 30, 2004		**8,045**

Exhibit B

The accompanying notes are an integral part of these financial statements.

OAK TREEE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED APRIL 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
(Loss)-Per Exhibit B	(18,783)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	647	
Unrealized loss on security holding	128	
Decrease (Increase) in commissions and concessions receivable	(20,409)	
Increase (decrease) in commissions and concessions payable	18,725	
Increase '(Decrease) in accounts payable and other liabilities	16,298	
(Increase) decrease in amounts due from US Government	776	
Decrease (increase) in deferred income tax benefit	(2,865)	
	(500)	
NET CASH PROVIDED FROM OPERATING ACTIVITIES		**(5,983)**
CASH FLOWS FROM INVESTING ACTIVITIES-		**0**
CASH FLOWS FROM FINANCING ACTIVITIES		**0**
NET CASH INCREASE (DECREASE)		**(5,983)**
CASH BALANCES, MAY 1, 2003		47,104
CASH BALANCE, APRIL 30, 2003 and APRIL 30, 2002		**41,121**
As shown on Exhibit A:		
Cash in bank /savings account	26,496	
Cash in money market		
Cash in brokerage firm	14,626	
Treasury bill		
Total	**41,122**	
Amount spent (received on tax refunds) on income taxes during year ended April 30, 2004	34	
No payments during year on interest.		

Exhibit C

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2004

1) NATURE OF BUSINESS AND PRINCIPAL ACCOUNTING POLICIES

a) Oak Tree Securities, Inc., hereafter referred to as the Company, sells mutual funds, limited partnerships and other securities to its clients. In accordance with the provisions of Rule 15c3-3, paragraph (k)(2)(ii), the Company does not handle client funds, but forwards their payments with their application for the particular investment purchased.

The Company pays its representatives their commission when the commission due the Company is received.

b) Revenues and expenses are recorded when earned or incurred rather than when the cash is received or paid. Commission revenue and the related commission expense is recorded on the trade date of the transaction.

c) Depreciation is based on a five year life using the straight line method.

d) Cash and Cash Equivalents-For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents, including US Treasury bills, which have been included in the Company's assets as shown on Exhibit A.

e) Estimates-The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include depreciation and income taxes.

2) RELATED PARTY TRANSACTIONS

Daniel M. Quesada, the Class A shareholder discussed below owns 100% of Daniel M. Quesada, Inc. During the year ended April 30, 2004, Daniel M. Quesada, Inc. charged the Company $82,763 for management, rent of office, secretarial and office expense including $12,000 for Quesdada's management fee and $5,219 to his wife for secretarial services. The comparable total for the year ended April 30, 2003 was $78,499.

3) INCOME TAXES

The Company reports its income on the cash method of accounting for income tax purposes; the Company uses accrual method of accounting for financial statements. These financial statements include annual depreciation based on 20% of the cost of purchased assets. For income tax purposes, these assets are usually expensed when purchased. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company's representatives, which is not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income. Also, these financial statements include an unrealized loss of for a reduction in market value of NASDAQ stock which is not deducted for tax purposes until there is an offsetting gain. Finally, the losses for the years ended April 30, 2003 and 2004 creates an offset to future years taxable income. Because the net effect of these differences is a reduction in taxable income in future years, there is a tax benefit of. To allow for the possibility that not all of the tax benefit created by these losses years would be used would be utilized, there is a 50% reduction in the benefit known as valuation reserve.

These above items when netted with the 50% valuation reserve for the operating losses produces a tax benefit of $2,034, which when netted with the deferred tax liability created by depreciation differences above of $68 produces a net tax benefit of $3,237 shown on Exhibit A.

The comparable amount for the year ended April 30, 2003 was a deferred tax benefit $372

The financial statements for year ended April 30, 2003 included amounts to be paid by the Internal Revenue Service, $776, which was paid during the year ended April 30, 2004

4) CONTINGENCIES-The Company is involved in three actions, which are discussed below:

a) Dynacorp Financial Stragedies-(DFS)-Was an entity that was supposed to buy the receivables of healthcare providers with funds received from investors. Instead DFS' founder, Robert E. Verner, after several years of successful operations, used the funds for his personal use and he has pleaded guilty to fraud. Although none of OTS clients are claiming damages from OTS or its

a) representatives, persons representing Bank of New York (BNY), the primary trustee, are claiming that OTS and other broker dealers should be brought in the action. To date OTS has had legal fees defending the action of BNY's representatives. The total invested by clients of OTS was $155,000. All representatives have paid their share of legal expenses, which to date has been the only expense of this action, except Andrew Bewley.

b) Andrew Bewley was one OTS' representatives, who sold partnership interests in DFS to his client(s). He is contesting his assessments 52.84% of legal fees incurred in (a) above. His percentage is based in his clients investment to the total of Oak Tree's clients' investments. Bewley does not think he should be responsible for an investment approved by Oak Tree; Oak Tree is stating he signed an agreement stating he is responsible for expenses incurred on behalf of his clients. Bewley has about $20,000 in commissions, which Oak Tree is withholding pending the outcome on the arbitration on September 14, 2004. As this is an arbitration case, counsel did not provide any information regarding possible outcomes, except for Oak Tree's exposure. Management is hopeful the case can be settled for the commissions due Bewley less his share of legal fees or approximately $9,000. Bewley is no longer representative of Oak Tree.
If the arbitration were to rule in favor of Bewley, Oak Tree would have to pay about $30,000, according to counsel.

c) Shinkle-This claimant has previously been to NASD arbitration and is back again. The arbitration board is asking for new information before they will hear the case; to date no new information has been presented. Claimant had previously stated he believed Oak Tree's former representative, Walsvick should have sold his 401(k) stock totaling about 22,000 shares. Walsvick had claimed that he advised Shinkle to sell but was told not to sell until the price of JPS stock reached $180, which it never did. The total exposure is substantial, but management thinks the likelihood of an unfavorable ruling for Oak Tree is slight. In the meantime, legal fees are building up.

Because there is good evidence that Oak Tree will prevail in the above actions, the only effect on the financial statements is an estimate of future unreimbursed legal expenses of $5,000. Were there to be unlikely unfavorable rulings on the above actions, Oak Tree existence would be threatened, but there is not "substantial doubt" that Oak Tree would not be a going concern on April 30, 2005, one year from balance sheet date.

5) COMMON STOCK

The Company has two classes of common stock: Class A shareholders (currently, one) are entitled to vote for two directors and class B shareholders (currently 10) are entitled to vote for two directors.

6) CASH DEPOSIT

The Company's clearing broker, Wedbush Morgan is holding approximately $14,626 as a deposit for unpaid securities' transactions.

7) NASDAQ STOCK MARKET STOCK

The Company is holding 600 shares and 1,100 warrants for some of its representatives who have paid for the stock of NASDAQ Stock Market, Inc or its warrants. The total paid by the representatives and the related amount the Company has paid is shown on Exhibit A under assets, $23,200. The 300 shares purchased and owned by the Company has been reduce from $2,003 to $1,875 to reflect its market value on April 30, 2004. The unrealized is shown as a reduction of total income on Exhibit B.

8) LEASE-Daniel M. Quesada, Inc is the lessee of Oak Tree's premises and as discussed in Note 2 above gets reimbursed for 75% of the rent from Oak Tree. Oak Tree's share of the monthly rent for the current lease ending Octber 31, 2005 is $1,1191 from November 1, 2002 to October 31, 2003,$1,222.50 from November 1, 2003 to October 31, 2004 and $1,256.25 from November 1, 2004 to October 31, 2005.

OAK TREE SECURITIES, INC.
STATEMENT OF NET CAPITAL
AND EXCESS NET CAPITAL
AS OF APRIL 30, 2004

Stockholders' equity per Exhibit A			39,556
Add Deferred tax on depreciation difference			68
Deduct:			
Fixed Assets net of accumulated depreciation		294	
Non-allowable commissions receivable net of related commission payable		455	
Prepaid expenses		500	
Deferred income tax benefit		3,237	
Total (deductions)			(4,486)
Net capital before haircuts			35,138
(Less) haircuts:			
For Security-NASDAQ Stock 100% X $3,300			1,875
NET CAPITAL, APRIL 30, 2004			**33,263**

Schedule 1

Excess Net Capital:			
Net capital, per schedule 1 above			33,263
Minimum requirement 6 2/3% X Total liabilities of $90,232 x .06667			6,015
Minimum required	5,000		
Excess Net Capital, April 30, 2004			**27,248**

Scedule 2

OAK TREEE SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
TO COMPANY'S FOCUS REPORT
FOR MONTH ENDED APRIL 30, 2004
AND CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED APRIL 30, 2004

Net capital per Company's Focus Report as of April 30, 2004		28,514
ADD (DEDUCT)		
Additional commissions receivable net of related payable		7,800
Estimate of additional legal expense		(5,000)
Adjustment to Non-allowable commissions		1,949
Net Capital-per Schedule 1		**33,263**

Schedule 3

Change in Stockholders' Equity:

Components of Stockholders' Equity, May 1, 2003:		
Common Stock-Class A		100
Common Stock-Class B		12,186
Paid -in capital		19,225
Retained earnings	27,228	
Prior period adjustment-Deferred taxes	(401)	
Retained earnings, May 1, 2003 restated		26,827
Stockholders' Equity, May 1, 2003, reststed		58,338
Less (loss) for year ended April 30, 2004-Per Exhibit B		(18,783)
Stockholders' Equity, April 30, 2004-To Exhibit A		**39,556**

Schedule 4

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors of
Oak Tree Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

I have audited the financial statements of Oak Tree Securities, Inc.(a California Corporation) for the year ended April 30, 2004 and have issued my report thereon dated June 23, 2004. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Reportable conditions involve matters coming to my attention relating to significant deficiencies in the design or operation of the internal control structure that, in my judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Oak Tree Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3(k). I did not review the practices and procedures following by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

V. PIERCE BROWNELL
Certified Public Accountant

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My study and evaluation made for limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Oak Tree Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

W. PIERCE BROWNELL
Certified Public Accountant

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at April 30, 2004 to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

San Rafael, CA
June 23, 2004